Free Writing Prospectus dated August 28, 2019

(to Prospectus dated June 25, 2019 and

Preliminary Prospectus Supplement dated August 27, 2019)

Filed pursuant to Rule 433

Registration Statement No. 333-232333

FINAL TERM SHEET

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

$1,000,000,000 SERIES 9 NON-STEP-UP NON-CUMULATIVE CONTINGENT

CONVERTIBLE PERPETUAL PREFERRED TIER 1 SECURITIES

This Free Writing Prospectus relates only to the preferred securities described below and should only be read together with the preliminary prospectus supplement dated August 27, 2019 (the “Preliminary Prospectus Supplement”) and the accompanying prospectus dated June 25, 2019 relating to these preferred securities (together, the “Prospectus”). Terms and expressions used but not defined herein shall have the same meanings in the Prospectus.

Issuer	Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”)

Issue

$1,000,000,000 series 9 non-step-up non-cumulative contingent convertible perpetual preferred tier 1 securities (the “Preferred Securities”).

The Preferred Securities will be issued pursuant to a Contingent Convertible Preferred Securities Indenture dated September 25, 2017 (the “Contingent Convertible Preferred Securities Indenture”), between BBVA as issuer and The Bank of New York Mellon acting (except with respect to its role as Contingent Convertible Preferred Security Registrar) through its London Branch as trustee, Paying and Conversion Agent, Principal Paying Agent and Contingent Convertible Preferred Security Registrar, as amended and supplemented by a Second Supplemental Contingent Convertible Preferred Securities Indenture expected to be dated September 5, 2019 (together with the Contingent Convertible Preferred Securities Indenture, the “Indenture”).

Issuer Rating*	A3 (stable) (Moody’s) / A- (negative) (S&P) / A (negative) (Fitch)

Issue Rating*	Ba2 (Moody’s) / BB (Fitch)

Pricing Date	August 28, 2019

Issue Date / Settlement Date	September 5, 2019 (T + 5)

Currency	U.S. Dollar

Security Type	The Preferred Securities are perpetual securities and have no stated maturity.

Issuer Ordinary Shares Price	EUR 4.274 (closing price on August 28, 2019) in the Relevant Stock Exchange

Legal Format	SEC-Registered

EUR / USD Exchange Rate	1.1085

Conversion Price

The “Conversion Price” shall be in respect of a Conversion Notice Date, if the Common Shares are: (i) then admitted to trading on a Relevant Stock Exchange, the higher of: (a) the Reference Market Price of a Common Share (translated into U.S. dollars at the Prevailing Rate, if applicable); (b) the Floor Price; and (c) the nominal value of a Common Share (translated into U.S. dollars at the Prevailing Rate, if applicable); or (ii) not then admitted to trading on a Relevant Stock Exchange, the higher of (b) and (c) above.

“Floor Price” means $4.16. The Floor Price is subject to adjustment as described in the Prospectus.

“Prevailing Rate” means, in respect of any currencies on any day, the spot rate of exchange between the relevant currencies prevailing as at 12:00 noon (London time) on that date as appearing on or derived from Reuters page ECB37 or, if not available, from any other Reference Page or, if such a rate cannot be determined at such time, the rate prevailing as at 12:00 noon (London time) on the immediately preceding day on which such rate can be so determined or, if such rate cannot be so determined by reference to the Reference Page, the rate determined in such other manner as an Independent Financial Adviser in good faith shall prescribe.

“Reference Market Price” means, in respect of a Common Share at a particular date, the arithmetic mean of the Closing Price per Common Share on each of the five consecutive dealing days on which such Closing Price is available ending on the dealing day immediately preceding such date, rounding the resulting figure to the nearest cent (with 0.5 cents being rounded upwards).

“Reference Page” means the relevant page or any successor page on Bloomberg or Reuters or any successor service or such other information service provider that displays the relevant information.

“Relevant Stock Exchange” means the Spanish Stock Exchanges or if at the relevant time the Common Shares are not at that time listed and admitted to trading on the Spanish Stock Exchanges, the principal stock exchange or securities market on which the Common Shares are then listed, admitted to trading or quoted or accepted for dealing.

Business Day Convention / Day Count Fraction	Following unadjusted / 30/360 (ISDA)

Joint Bookrunners	Barclays Capital Inc. BBVA Securities Inc.** BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Page 2/20

Distribution Rates	The Preferred Securities accrue Distributions: (i) in respect of the period from (and including) the Closing Date to (but excluding) the First Reset Date at the rate of 6.500% per annum paid quarterly; and (ii) in respect of each Reset Period, at the rate per annum equal to the aggregate of 5.192% (the “Initial Margin”) and the 5-year UST for such Reset Period, and such aggregate converted to a quarterly rate in accordance with market convention (rounded to four decimal places, with 0.00005 rounded down), all as determined by the Calculation Agent on the relevant Reset Determination Date; provided that any Distribution Rate shall not be less than zero.

Price to Public	100.000%

Issue Size	$1,000,000,000

US Treasury Benchmark	1.750% due July 31, 2024

US Treasury Yield/Price	1.361% / 101-27

Re-offer Yield	6.500% quarterly / 6.553% semi-annual

Semi-annual Equivalent Re-offer Spread to US Treasury	519.2 bps

Underwriting Discount	0.750%

All-in Price to Issuer	99.250%

Proceeds, Before Expenses, to the Issuer	$992,500,000

Reset Date	March 5, 2025 (the “First Reset Date”) and every fifth anniversary thereafter

CUSIP	05946K AG6

ISIN	US05946KAG67

Distribution Payment Dates	Subject to the provisions set out below, Distributions will be payable quarterly in arrears on each of March 5, June 5, September 5 and December 5 in each year (each a “Distribution Payment Date”), commencing on December 5, 2019.

Reset Determination Date	In relation to each Reset Date, the second Business Day immediately preceding such Reset Date. The term “Business Day” means any day, other than Saturday or Sunday, that is neither a Legal Holiday nor a day on which banking institutions are authorized or required by law, regulation or executive order to close in the City of New York, London or Madrid. “Legal Holiday”, with respect to any Place of Payment or other location, means a Saturday, a Sunday or a day on which banking institutions in such Place of Payment or other location are not authorized or obligated to be open.

5-year UST	In relation to a Reset Date and the Reset Period commencing on that Reset Date, an interest rate expressed as a percentage determined by the Calculation Agent to be the per annum rate equal to the yield to maturity for U.S. Treasury securities with a maturity of five years as published in the most recent H.15.

Page 3/20

“H.15” means the daily statistical release designated as such, or any successor publication, published by the Board of Governors of the United States Federal Reserve System that establishes yield on actively traded U.S. Treasury securities under the caption “Treasury constant maturities”, and “most recent H.15” means, in respect of any Reset Period, the H.15 which includes a yield to maturity for U.S. Treasury securities with a maturity of five years published closest in time but prior to the Reset Determination Date.

Regular Record Date	The regular record date for the Distribution payable on any Distribution Payment Date on the Preferred Securities will be the 15th calendar day (whether or not a Business Day) preceding a Distribution Payment Date.

Distributions Discretionary

BBVA may elect, in its sole and absolute discretion, to cancel the payment of any Distribution on the Preferred Securities in whole or in part at any time and for any reason. Distributions on the Preferred Securities will be non-cumulative. Accordingly, if any Distribution (or any part thereof) is not paid in respect of the Preferred Securities as a result of its election to cancel such Distribution or the limitations on payments set out under “Restrictions on Distributions” below and in the Prospectus, and (with respect to the latter) the below summary, then the right of the holders to receive the relevant Distribution (or such part thereof) in respect of the relevant Distribution Period will be extinguished and BBVA will have no obligation to pay such Distribution (or such part thereof) accrued for such Distribution Period or to pay any interest thereon, whether or not Distributions on the Preferred Securities are paid in respect of any future Distribution Period.

For the avoidance of doubt, non-payment of a Distribution (or any part thereof) in respect of the Preferred Securities shall evidence BBVA’s exercise of its discretion to cancel such Distribution (or such part thereof), and accordingly such Distribution (or such part thereof) shall also not be due and payable.

Restrictions on Distributions	Without limitation on the above, payments of Distributions on the Preferred Securities shall be made only out of BBVA’s Distributable Items. To the extent that (i) BBVA has insufficient Distributable Items to make Distributions on the Preferred Securities scheduled for payment in the then-current financial year and any interest payments or distributions that have been paid or made or are scheduled or required to be paid or made out of BBVA’s Distributable Items in the then-current financial year, in each case excluding any portion of such payments already accounted for in determining BBVA’s Distributable Items, and/or (ii) the Regulator, in accordance with Article 68 of Law 10/2014 and/or Article 16 of the SSM Regulation and/or with Applicable Banking Regulations then in force, requires BBVA to cancel the relevant Distribution in whole or in part, then BBVA will, without prejudice to the right set forth under “Distributions Discretionary” above to cancel at BBVA’s discretion the payment of any such Distributions on the Preferred Securities at any time, make partial or, as the case may be, no payment of the relevant Distribution on the Preferred Securities. No payments will be made on the Preferred Securities (whether by way of a repayment of the Liquidation Preference, the payment of any Distribution or otherwise) if and to the extent that such payment would cause a breach of any regulatory restriction or prohibition on payments on Additional Tier 1 Instruments pursuant to Applicable Banking Regulations (including, without limitation, any such restriction or prohibition relating to any Maximum Distributable Amount applicable to BBVA and/or the Group).

Page 4/20

Definitions

“Additional Tier 1 Instrument” means any of BBVA’s contractually subordinated obligations constituting an Additional Tier 1 instrument (instrumento de capital de nivel 1 adicional) in accordance with Applicable Banking Regulations.

“Applicable Banking Regulations” means at any time the laws, regulations, requirements, guidelines and policies relating to capital adequacy, resolution and/or solvency then applicable to BBVA and/or the Group including, without limitation to the generality of the foregoing, CRD IV, the BRRD, the SRM Regulation and those laws, regulations, requirements, guidelines and policies relating to capital adequacy, resolution and/or solvency then in effect in Spain (whether or not such regulations, requirements, guidelines or policies have the force of law and whether or not they are applied generally or specifically to BBVA and/or the Group).

“CRD IV” means any or any combination of the CRD Directive, the CRR, and any CRD Implementing Measures.

“CRD Directive” means Directive 2013/36/EU of the European Parliament and of the Council of June 26, on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, as amended, replaced or supplemented from time to time (including as amended by Directive (EU) 2019/878 of the European Parliament and of the European Council of May 20, 2019).

“CRD Implementing Measures” means any regulatory rules implementing or developing the CRD Directive or the CRR which may from time to time be introduced, including, but not limited to, delegated or implementing acts (regulatory technical standards) adopted by the European Commission, national laws and regulations, and regulations and guidelines issued by the Regulator, the European Banking Authority or any other relevant authority, which are applicable to BBVA (on a standalone basis) or the Group (on a consolidated basis), including, without limitation, Law 10/2014 and any other regulation, circular or guidelines implementing or developing Law 10/2014, as amended, replaced or supplemented from time to time.

“CRR” means Regulation (EU) No. 575/2013 of the European Parliament and of the Council of June 26, on the prudential requirements for credit institutions and investment firms and amending Regulation (EU) No. 648/2012, as amended, replaced or supplemented from time to time (including as amended by Regulation (EU) 2019/876 of the European Parliament and of the Council of May 20, 2019).

“Distributable Items” has the meaning given to such term in CRD IV, as interpreted and applied in accordance with Applicable Banking Regulations.

“Group” means BBVA and its consolidated subsidiaries.

“Regulator” means the European Central Bank, the Bank of Spain or the Relevant Spanish Resolution Authority, as applicable, or such other or successor authority having primary bank supervisory authority, in each case, with respect to prudential matters or the exercise of resolution powers in relation to BBVA and/or the Group from time to time.

Page 5/20

“SRM Regulation” means Regulation (EU) No. 806/2014 of the European Parliament and of the Council of July 15, establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of the Single Resolution Mechanism and the Single Resolution Fund and amending Regulation (EU) No. 1093/2010, as amended, replaced or supplemented from time to time (including as amended by Regulation (EU) 2019/877 of the European Parliament and of the Council of May 20).

“SSM Regulation” means Council Regulation (EU) No. 1024/2013 of October 15, conferring specific tasks on the European Central Bank concerning policies relating to the prudential supervision of credit institutions, as amended, replaced or supplemented from time to time.

Agreement to Distributions Cancellation

By acquiring Preferred Securities, holders and holders of a beneficial interest in the Preferred Securities acknowledge and agree that (i) Distributions are payable solely at BBVA’s discretion, and no amount of Distribution shall become or remain due and payable in respect of the relevant Distribution Period to the extent that it has been cancelled or deemed cancelled by BBVA and/or as a result of the limitations on payment described under “Restrictions on Distributions” above; and (ii) a cancellation or deemed cancellation of any Distribution (in whole or in part) in accordance with the terms of the Indenture and the Preferred Securities shall not constitute an Enforcement Event or other default under the terms of the Preferred Securities or the Indenture or the occurrence of any event related to BBVA’s insolvency or entitle holders to take any action to cause such Distribution to be paid or BBVA’s liquidation, dissolution or winding-up or in any way limit or restrict BBVA from making any distribution or equivalent payment in connection with any instrument, including any instrument ranking junior to the Preferred Securities (including, without limitation, any CET1 Capital issued by BBVA or any member of the Group), or in respect of any Parity Security or other Security, except to the extent Applicable Banking Regulations otherwise provide. Distributions will only be due and payable on a Distribution Payment Date to the extent they are not cancelled or deemed cancelled previously or thereafter in accordance with the Indenture. Any Distributions cancelled or deemed cancelled (in each case, in whole or in part) in the circumstances described in the Prospectus and in the Indenture shall not be due and shall not accumulate or be payable at any time thereafter, and holders of the Preferred Securities shall have no rights thereto or to receive any additional Distributions or compensation as a result of such cancellation or deemed cancellation.

Definitions

“CET1 Capital” means, at any time, BBVA’s common equity tier 1 capital or the common equity tier 1 capital of the Group, respectively, as calculated by BBVA in accordance with Chapter 2 (Common Equity Tier 1 Capital) of Title I (Elements of Own Funds) of Part Two (Own Funds) of the CRR and/or Applicable Banking Regulations at such time, including any applicable transitional, phasing in or similar provisions.

“Parity Securities” means any instrument issued or guaranteed by BBVA (including the guarantee thereof), which instrument or guarantee, respectively, ranks pari passu with the Preferred Securities upon the insolvency of the Bank.

Page 6/20

“Securities” means any securities including, without limitation, shares in BBVA’s capital, or options, warrants or other rights to subscribe for or purchase or acquire shares in BBVA’s capital.

Notice of Distribution Cancellation	If practicable, BBVA will provide notice of any cancellation or deemed cancellation of Distributions on the Preferred Securities (in each case, in whole or in part) to the holders of the Preferred Securities through DTC (or, if the Preferred Securities are held in definitive form, to the holders of the Preferred Securities directly at their addresses shown on the Contingent Convertible Preferred Security Register) and to the trustee directly on or prior to the relevant Distribution Payment Date. Failure to provide such notice will have no impact on the effectiveness of, or otherwise invalidate, any such cancellation or deemed cancellation of Distributions (and accordingly, such Distributions will not be due and payable), will not constitute an Enforcement Event or other default with respect to the Preferred Securities, or give the holders or beneficial owners of the Preferred Securities any rights as a result of such failure.

Subordination

Unless previously converted into Common Shares pursuant to the conversion provisions of the Indenture and except as provided in the Prospectus, BBVA’s obligations under the Preferred Securities will constitute BBVA’s direct, unconditional, unsecured and subordinated obligations and, in case of BBVA’s insolvency (concurso de acreedores), in accordance with Article 92.2 of the Spanish Insolvency Law and Additional Provision 14.3 of Law 11/2015 but only to the extent permitted by the Spanish Insolvency Law or any other applicable laws relating to or affecting the enforcement of creditors’ rights in Spain and subject to any other ranking that may apply as a result of any mandatory provision of law (or otherwise), for so long as the Preferred Securities constitute an Additional Tier 1 Instrument issued by BBVA, such Preferred Securities will rank with respect to claims for any Liquidation Preference of such Preferred Securities: (i) junior to: (a) any unsubordinated obligations of BBVA (including where those obligations subsequently become subordinated pursuant to Article 92.1º of the Spanish Insolvency Law); and (b) any claim for principal in respect of any other of BBVA’s contractually subordinated obligations, present and future, not constituting BBVA’s Additional Tier 1 Capital for the purposes of Section 3.(a) of Additional Provision 14 of Law 11/2015 (other than, to the extent permitted by law, any Parity Securities, whether so ranking by law or their terms); (ii) pari passu with: (a) each other claim for any Liquidation Preference of Preferred Securities; (b) all other claims in respect of any liquidation preference or otherwise for principal in respect of BBVA’s contractually subordinated obligations under any outstanding Additional Tier 1 Instruments, present and future; and (c) any other Parity Securities (whether so ranking by law or their terms), to the extent permitted by law; and (iii) senior to the Common Shares or any other of BBVA’s subordinated obligations which by law rank junior to the Preferred Securities (including, to the extent permitted by law, any of BBVA’s contractually subordinated obligations expressed by their terms to rank junior to the Preferred Securities).

BBVA’s obligations under the Preferred Securities are subject to, and may be limited by, the exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority.

Page 7/20

Definitions

“Additional Tier 1 Capital” means Additional Tier 1 capital (capital de nivel 1 adicional) as provided under Applicable Banking Regulations.

“Spanish Insolvency Law” means Law 22/2003 (Ley Concursal) of July 9, regulating insolvency proceedings in Spain, as amended or supplemented from time to time, or an equivalent legal provision which replaces it in the future.

Waiver of Right to Set-Off	Subject to applicable law, neither any holder or beneficial owner of Preferred Securities nor the trustee acting on behalf of the holders of the Preferred Securities may exercise, claim or plead any right of set-off, compensation or retention in respect of any amount owed to it by BBVA in respect of, or arising under, or in connection with, the Preferred Securities or the Indenture and each holder and beneficial owner of Preferred Securities, by virtue of its holding of any Preferred Securities or any interest therein, and the trustee acting on behalf of the holders of the Preferred Securities, shall be deemed to have waived all such rights of set-off, compensation or retention. If, notwithstanding the above, any amounts due and payable to any holder or beneficial owner of a Preferred Security or any interest therein by BBVA in respect of, or arising under, the Preferred Securities are discharged by set-off, such holder or beneficial owner shall, subject to applicable law, immediately pay an amount equal to the amount of such discharge to BBVA (or, if a Liquidation Event shall have occurred, BBVA’s liquidator or administrator, as the case may be) and, until such time as payment is made, shall hold an amount equal to such amount in trust (where possible) or otherwise for BBVA (or BBVA’s liquidator or administrator, as the case may be) and, accordingly, any such discharge shall be deemed not to have taken place.

Conversion	The Preferred Securities are only convertible into Common Shares upon a Trigger Event or a Capital Reduction, in each case as set forth below. The Preferred Securities are not convertible into Common Shares at the option of holders of Preferred Securities at any time and are not redeemable in cash as a result of a Trigger Event or a Capital Reduction (each as defined below).

Trigger Event

A “Trigger Event” shall occur if, at any time, as determined by BBVA, BBVA’s CET1 ratio or the CET1 ratio of the Group is less than 5.125%.

If a Trigger Event occurs at any time on or after the Closing Date, then BBVA will: not pay any Distribution on the Preferred Securities, including any accrued and unpaid Distributions, which shall be deemed to be cancelled by BBVA in accordance with their terms; and irrevocably and mandatorily (and without any requirement for the consent or approval of the holders or beneficial owners of the Preferred Securities) convert all the Preferred Securities into Common Shares (a “Trigger Conversion”) to be delivered on the relevant Conversion Settlement Date. If a Trigger Event occurs, the Preferred Securities will be converted in whole and not in part. For the purposes of determining whether a Trigger Event has occurred, BBVA will (i) calculate the CET1 ratio based on information (whether or not published) available to BBVA’s management, including information internally reported within BBVA pursuant to BBVA’s procedures for ensuring effective ongoing monitoring of BBVA’s capital ratios and the capital ratios of the Group and (ii) calculate and publish the CET1 ratio on at least a quarterly basis. BBVA’s calculation shall be binding on the trustee and the holders and beneficial owners of the Preferred Securities.

Page 8/20

A Trigger Event will not constitute an Enforcement Event or other default under the terms of the Preferred Securities or the Indenture or the occurrence of any event related to BBVA’s insolvency or entitle holders to take any action to cause BBVA’s liquidation, dissolution or winding-up.

BBVA may not give a notice of redemption with respect to the Preferred Securities if a Trigger Event has occurred. If any notice of redemption of the Preferred Securities has been given and a Trigger Event with respect to the Preferred Securities occurs prior to the redemption date, the relevant redemption notice shall be automatically rescinded and shall be of no force and effect, there shall be no redemption of the relevant Preferred Securities on such redemption date and, instead, the Trigger Conversion of the Preferred Securities shall take place.

Definitions

“Accounting Currency” means euro or such other primary currency used in the presentation of the Group’s accounts from time to time.

“CET1 ratio” means, at any time, with respect to BBVA or the Group, as the case may be, the reported ratio (expressed as a percentage) of the aggregate amount (in the Accounting Currency) of BBVA’s CET1 Capital or the CET1 Capital of the Group, respectively, at such time divided by BBVA’s Risk Weighted Assets Amount or the Risk Weighted Assets Amount of the Group, respectively, at such time, all as calculated by BBVA.

“Conversion Settlement Date” means the date on which the relevant Common Shares are to be delivered to the Conversion Shares Depository following Conversion, which shall be as soon as practicable and in any event not later than one month following (or such other period as Applicable Banking Regulations may require) the relevant Conversion Notice Date.

“Risk Weighted Assets Amount” means at any time, with respect to BBVA or the Group, as the case may be, the aggregate amount (in the Accounting Currency) of the risk weighted assets of BBVA or the Group, respectively, calculated in accordance with CRR and/or Applicable Banking Regulations at such time.

Capital Reduction

A “Capital Reduction” shall occur upon the adoption, in accordance with Article 418.3 of the consolidated text of the Corporate Enterprises Act (Ley de Sociedades de Capital), approved by the Royal Legislative Decree

1/2010, of July 2, as amended, replaced or supplemented from time to time (the “Spanish Companies Act”), by a general shareholders’ meeting of BBVA of a resolution of capital reduction by reimbursement of cash contributions (restitución de aportaciones) to shareholders by way of a reduction in the nominal value of the shares of such shareholders in BBVA’s capital. A resolution of capital reduction for the redemption of any Common Shares previously repurchased by BBVA will not be considered a Capital Reduction for the purposes of the Indenture.

Except if BBVA has given a redemption notice prior to or at the same time as such Capital Reduction, if a Capital Reduction occurs at any time on or after the Closing Date, then BBVA will, subject as otherwise provided in the paragraph immediately below, irrevocably and mandatorily (and without any requirement for the consent or approval of the holders or beneficial owners of Preferred Securities) convert all the Preferred Securities into Common Shares (a “Capital Reduction Conversion”) to be delivered on the relevant Conversion Settlement Date and on such Conversion Settlement Date pay to the holders, as applicable, where not cancelled or deemed cancelled by BBVA and/or as a result of the limitations on payment set out under “Restrictions on Distributions”, an amount equal to the accrued and unpaid Distributions for the then-current Distribution Period up to (but excluding) such Conversion Settlement Date.

Page 9/20

Notwithstanding the above paragraph, if a Capital Reduction occurs at any time on or after the Closing Date, each holder of the Preferred Securities will have the right to elect that all (but not part) of its Preferred Securities shall not be converted in accordance with the above paragraph, in which case all Preferred Securities of such holder shall remain outstanding and no payment of any accrued and unpaid Distributions on such Preferred Securities shall be made in respect of such Preferred Securities to that holder on the relevant Conversion Settlement Date pursuant to such paragraph. To exercise such right, a holder must complete, sign and deposit at the specified office of any Paying and Conversion Agent a duly completed and signed notice of election (an “Election Notice”), in the form indicated in the Capital Reduction Notice, on or before the tenth Business Day immediately following the Capital Reduction Notice Date (the period from (and including) the Capital Reduction Notice Date to (and including) such tenth Business Day, the “Election Period”). In the case of any Preferred Securities represented by a Global Preferred Security held by or on behalf of a Clearing System, an Election Notice may be delivered within the Election Period by the holder giving notice to the Paying and Conversion Agent of such election in accordance with the applicable procedures of the relevant Clearing System (which may include notice being given on such holder’s instruction by the relevant Clearing System to the Paying and Conversion Agent by electronic means) in a form acceptable to such Clearing System from time to time.

An Election Notice shall be irrevocable. Any relevant Preferred Securities in respect of which a duly completed and signed Election Notice is not received during the Election Period shall be converted into Common Shares.

A Capital Reduction will not constitute an Enforcement Event or other default under the terms of the Preferred Securities or the Indenture or the occurrence of any event related to BBVA’s insolvency or entitle holders to take any action to cause BBVA’s liquidation, dissolution or winding-up.

If any notice of redemption of the Preferred Securities has been given and a Capital Reduction with respect to the Preferred Securities occurs prior to the redemption date, such Capital Reduction shall be disregarded for all purposes and shall be of no force and effect with respect to the Preferred Securities and there shall be no conversion of the Preferred Securities and, instead, the redemption of the Preferred Securities shall take place. In addition, holders and beneficial owners of the Preferred Securities shall be deemed to have irrevocably waived their rights under Article 418 of the Spanish Companies Act.

Any Preferred Securities not converted upon a Capital Reduction as a result of holders delivering a duly completed and signed Election Notice during the Election Period shall remain outstanding and, notwithstanding any of the above, may be the subject of Conversion on the occurrence of a Trigger Event or any further Capital Reduction.

Page 10/20

Upon Conversion

Subject as provided in this paragraph with respect to fractions, the number of Common Shares to be issued on Conversion in respect of each Preferred Security to be converted shall be determined by dividing the Liquidation Preference of such Preferred Security by the relevant Conversion Price in effect on the relevant Conversion Notice Date rounded down to the nearest whole number of Common Shares. Fractions of Common Shares will not be issued on Conversion or as otherwise provided in the Prospectus, and no cash payment or other adjustment will be made in lieu thereof. Without prejudice to the generality of the foregoing, if one or more Delivery Notices and the related Preferred Securities are received by or on behalf of a Paying and Conversion Agent such that the Common Shares to be delivered by or on behalf of the Conversion Shares Depository are to be registered in the same name or delivered to the same Clearing System participant account, the number of such Common Shares to be delivered in respect thereof shall be calculated on the basis of the aggregate Liquidation Preference of such Preferred Securities being so converted and rounded down to the nearest whole number of Common Shares.

Upon any Trigger Event of the Preferred Securities, holders (and beneficial owners) of any Preferred Securities shall have no claim against BBVA in respect of (i) any Liquidation Preference (and premium, if any) of the Preferred Securities or (ii) any accrued and unpaid Distributions in respect of Preferred Securities, and the Preferred Securities shall cease to represent any right other than the right to receive Common Shares from or on behalf of the Conversion Shares Depository (except as noted in the Indenture with respect to certain Spanish stamp and similar taxes).

Upon any Capital Reduction, holders (and beneficial owners) of any Preferred Securities (other than holders of Preferred Securities in respect of which such holders have elected not to convert such Preferred Securities as described under “Capital Reduction” above) shall have no claim against BBVA in respect of any Liquidation Preference (and premium, if any) of such Preferred Securities, and the Preferred Securities (other than Preferred Securities in respect of which holders have elected not to convert such Preferred Securities) shall cease to represent any right other than the right to receive Common Shares from or on behalf of the Conversion Shares Depository (except as noted in the Indenture with respect to certain Spanish stamp and similar taxes). However, nothing in this paragraph shall affect BBVA’s obligation upon any Capital Reduction Conversion to pay to the holders (other than holders of Preferred Securities in respect of which such holders have elected not to convert such Preferred Securities as described under “Capital Reduction” above), where not cancelled or deemed cancelled pursuant to, or otherwise subject to the limitations on payment as described under “Distributions Discretionary” and “Restrictions on Distributions” above, an amount equal to the accrued and unpaid Distributions for the then-current Distribution Period up to (but excluding) the Conversion Settlement Date.

On the Conversion Settlement Date, BBVA shall deliver to the Conversion Shares Depository such number of Common Shares (subject as provided above with respect to fractions) as is required to satisfy in full BBVA’s obligation to deliver Common Shares (i) in respect of a Trigger Conversion, of the aggregate Liquidation Preference of Preferred Securities outstanding on the Trigger Event Notice Date, and (ii) in respect of a Capital Reduction Conversion, of the aggregate Liquidation Preference of Preferred Securities outstanding on the Capital Reduction Notice Date, other than Preferred Securities in respect of which such holders have elected not to convert such Preferred Securities.

Page 11/20

BBVA’s obligation to issue and deliver Common Shares to a holder of Preferred Securities on the relevant Conversion Settlement Date shall be satisfied by the delivery of such Common Shares to the Conversion Shares Depository. Except as indicated in the Indenture, receipt of the relevant Common Shares by the Conversion Shares Depository shall discharge BBVA’s obligations in respect of the Preferred Securities to be converted.

Holders that elect to receive Common Shares in the form of ADSs must pay any fees that may be payable to the ADS Depositary as a result of the issue and delivery of such ADSs in accordance with the Delivery Notice.

Agreement and Waiver with Respect to Conversion	The Preferred Securities are not convertible into Common Shares at the option of holders of Preferred Securities at any time and are not redeemable in cash as a result of a Conversion Event. Notwithstanding any other provision described in the Prospectus or in the Indenture, by its acquisition of any Preferred Security, each holder and beneficial owner shall be deemed to have (i) agreed to all the terms and conditions of the Preferred Securities, including, without limitation, those related to (x) Conversion following a Trigger Event or Capital Reduction, as the case may be, and (y) the appointment of the Conversion Shares Depository, the issuance of the Common Shares to the Conversion Shares Depository, and acknowledged that such events in (x) and (y) may occur without any further action on the part of the holders or beneficial owners of the Preferred Securities or the trustee, (ii) agreed that effective upon, and following, a Conversion Event, no amount shall be due and payable to the holders of the Preferred Securities (other than any accrued and unpaid Distributions to be paid upon a Capital Reduction Conversion (where not cancelled or deemed cancelled pursuant to, or otherwise subject to the limitations on payment set out above) and except as noted in the Indenture with respect to certain Spanish stamp and similar taxes payable by BBVA in respect of the issue and delivery of the Common Shares), and BBVA’s liability to pay any amounts (including the Liquidation Preference (and premium, if any) of, or any Distribution in respect of the Preferred Securities (other than any accrued and unpaid Distributions to be paid upon a Capital Reduction Conversion (where not cancelled or deemed cancelled pursuant to, or otherwise subject to the limitations on payment set out above) and except as noted in the Indenture with respect to certain Spanish stamp and similar taxes payable by BBVA in respect of the issue and delivery of the Common Shares)) shall be automatically released, and the holders of the Preferred Securities so converted shall not have the right to give a direction to the trustee with respect to the Conversion Event and any related Conversion, (iii) agreed that following a Conversion Event, the Relevant Spanish Resolution Authority may exercise its Spanish Bail-in Power with respect to the Preferred Securities or any Common Shares that may be received following a Conversion, which exercise may result in any of the consequences described below, the cancellation of the Conversion and/or the implementation of material changes to the Conversion terms, (iv) waived, to the extent permitted by the Trust Indenture Act, any claim against the trustee arising out of its acceptance of its trusteeship under, and the performance of its duties, powers and rights in respect of, the Indenture and in connection with the Preferred Securities so converted or to be converted, including, without limitation, claims related to or arising out of or in connection with a Conversion Event and/or any Conversion and (v) authorized, directed and requested DTC, the European Clearing Systems and any direct participant in DTC, the European Clearing Systems or other intermediary or depositary through which it holds such Preferred Securities to be converted to take any and all necessary action, if required, to implement the Conversion without any further action or direction on the part of such holder or beneficial owner of such Preferred Securities or the trustee.

Page 12/20

Agreement and Acknowledgment with Respect to the Exercise of the Spanish Bail-in Power

Notwithstanding any other term of the Preferred Securities, the Indenture or any other agreements, arrangements, or understandings between BBVA and any holder of the Preferred Securities, by its acquisition of any Preferred Security, each holder (which, for the purposes of the below, includes each holder of a beneficial interest in the Preferred Securities) acknowledges, accepts, consents to and agrees to be bound by: (i) the exercise and effect of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority, which may be imposed with or without any prior notice with respect to the Preferred Securities, and may include and result in any of the following, or some combination thereof: (a) the reduction or cancellation of all, or a portion, of the Amounts Due on the Preferred Securities; (b) the conversion of all, or a portion, of the Amounts Due on the Preferred Securities into shares, other securities or other obligations of BBVA or another person (and the issue to or conferral on the holder of any such shares, securities or obligations), including by means of an amendment, modification or variation of the terms of the Preferred Securities; (c) the cancellation of the Preferred Securities; (d) the inclusion of a maturity date for the Preferred Securities or the amendment or alteration thereof, or the amendment of the Liquidation Preference or Distributions payable on the Preferred Securities, or the date on which Distributions become payable, including by suspending payment for a temporary period; and (ii) the variation of the terms of the Preferred Securities or the rights of the holders thereunder or under the Indenture, if necessary, to give effect to the exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority.

By its acquisition of any Preferred Security, each holder acknowledges and agrees that neither a reduction or cancellation, in part or in full, of the Amounts Due on the Preferred Securities or the conversion thereof into another security or obligation of BBVA or another person, in each case as a result of the exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority with respect to BBVA, nor the exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority with respect to the Preferred Securities shall: (i) give rise to a default or event of default for purposes of Section 315(b) (Notice of Defaults) and Section 315(c) (Duties of the Trustee in Case of Default) of the Trust Indenture Act; or (ii) be a default or an Enforcement Event with respect to the Preferred Securities or under the Indenture. By its acquisition of any Preferred Security, each holder further acknowledges and agrees that no repayment or payment of Amounts Due on the Preferred Securities shall become due and payable or be paid after the exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority if, and to the extent that, such amounts have been reduced, converted, cancelled, amended or altered as a result of such exercise.

By its acquisition of any Preferred Security, each holder, to the extent permitted by the Trust Indenture Act, waives any and all claims, in law and/or in equity, against the trustee for, agrees not to initiate a suit against the trustee in respect of, and agrees that the trustee shall not be liable for, any action that the trustee takes, or abstains from taking, in either case in accordance with the exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority with respect to the Preferred Securities. Additionally, by its acquisition of any Preferred Security, each holder acknowledges and agrees that, upon the exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority with respect to the

Page 13/20

Preferred Securities: (i) the trustee shall not be required to take any further directions from the holders with respect to any portion of the Preferred Securities that is written down, converted to equity and/or cancelled pursuant to the Indenture; and (ii) the Indenture shall not impose any duties upon the trustee whatsoever with respect to the exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority; provided, however, that notwithstanding the exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority with respect to the Preferred Securities, so long as any Preferred Securities remain outstanding, there shall at all times be a trustee for the Preferred Securities in accordance with the Indenture, and the resignation and/or removal of the trustee and the appointment of a successor trustee shall continue to be governed by the Indenture, including to the extent no additional supplemental indenture or amendment is agreed upon in the event the Preferred Securities remain outstanding following the completion of the exercise of the Spanish Bail-in Power.

By its acquisition of any Preferred Security, each holder shall be deemed to have authorized, directed and requested DTC, the relevant Clearing Systems and any direct participant in any relevant Clearing System or other intermediary through which it holds such Preferred Securities to take any and all necessary action, if required, to implement the exercise of the Spanish Bail-in Power with respect to the Preferred Securities as it may be imposed, without any further action or direction on the part of such holder.

Upon the exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority with respect to the Preferred Securities, BBVA or the Relevant Spanish Resolution Authority (as the case may be) shall provide a written notice to DTC as soon as practicable regarding such exercise of the Spanish Bail-in Power for purposes of notifying the holders of such Preferred Securities. BBVA shall also deliver a copy of such notice to the trustee for information purposes.

If BBVA has elected to redeem the Preferred Securities but, prior to the payment of the Redemption Price to holders, the Relevant Spanish Resolution Authority exercises its Spanish Bail-in Power with respect to the Preferred Securities, the relevant redemption notice shall be automatically rescinded and shall be of no force and effect, there shall be no redemption and consequently no payment of the Redemption Price (and any other amounts payable in accordance with the redemption provisions of the Indenture) will be due and payable.

By its acquisition of any Preferred Security, each holder acknowledges, accepts, consents to and agrees to be bound by (i) the exercise and effect of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority, which may be imposed with or without any prior notice, with respect to any Common Shares that may be delivered to it upon the Conversion (if any) of the Preferred Securities; and (ii) the variation of the terms of such Common Shares to give effect to the exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority.

The Indenture provides that the foregoing agreement and acknowledgment regarding the Spanish Bail-in Power is governed by Spanish law and that any Bail-in Dispute is subject to the exclusive jurisdiction of the Spanish courts.

Page 14/20

Optional Redemption

All, and not only some, of the Preferred Securities may be redeemed at BBVA’s option at any time on or after March 5, 2025 at the Redemption Price, in accordance with Articles 77 and 78 of CRR, Article 29 of the Commission Delegated Regulation (EU) No 241/2014 and/or any other Applicable Banking Regulations then in force.

The “Redemption Price” is, per Preferred Security, the Liquidation Preference plus, if applicable, where not cancelled or deemed cancelled pursuant to, or otherwise subject to the limitations on payment set out above, an amount equal to any accrued and unpaid Distributions for the then-current Distribution Period to (but excluding) the redemption date of the Preferred Securities.

Redemption Due to a Tax Event

If, on or after the Closing Date, there is a Tax Event, the Preferred Securities may be redeemed, in whole but not in part, at BBVA’s option at any time at the Redemption Price, in accordance with Articles 77 and 78 of CRR, Article 29 of the Commission Delegated Regulation (EU) No 241/2014 and/or any other Applicable Banking Regulations then in force.

A “Tax Event” will be deemed to have occurred with respect to the Preferred Securities if, as a result of any change in, or amendment to, the laws or regulations applicable in Spain (except as provided in the Prospectus), or any change in the application or binding official interpretation or administration of any such laws or regulations which change or amendment, or change in the application or binding official interpretation or administration, becomes effective on or after the Closing Date (i) BBVA would not be entitled to claim a deduction in computing BBVA’s taxation liabilities in Spain (except as provided in the Prospectus), in respect of any Distribution to be made on the next Distribution Payment Date or the value of such deduction to BBVA would be reduced, or (ii) BBVA would be required to pay Additional Amounts pursuant to the Indenture,or (iii) the applicable tax treatment of the Preferred Securities would be materially affected.

If, in accordance with the Indenture, BBVA’s obligations under the Preferred Securities were to be assumed by another person, references to Spain in the definition of “Tax Event” shall be deemed to refer to the successor entity’s jurisdiction of incorporation or tax residence.

Redemption Due to a Capital Event

If, on or after the Closing Date, there is a Capital Event, the Preferred Securities may be redeemed, in whole but not in part, at BBVA’s option at any time at the Redemption Price, in accordance with Articles 77 and 78 of CRR, Article 29 of the Commission Delegated Regulation (EU) No 241/2014 and/or any other Applicable Banking Regulations then in force.

A “Capital Event” will be deemed to have occurred with respect to the Preferred Securities if there is a change (or any pending change which the Regulator considers to be sufficiently certain) in Spanish law or Applicable Banking Regulations that results (or would result) in any of the outstanding aggregate Liquidation Preference of the Preferred Securities ceasing to be included in, or counting towards, the Group’s or BBVA’s Tier 1 Capital.

Repurchases of the Preferred Securities and Other Securities	BBVA or any member of the Group or any other legal entity acting on behalf of BBVA may purchase or otherwise acquire any of the outstanding Preferred Securities at any price in the open market or otherwise, in accordance with Articles 77 and 78 of CRR, Article 29 of the Commission Delegated Regulation (EU) No 241/2014 and/or any other Applicable Banking Regulations in force at the relevant time. Such Preferred Securities purchased must be surrendered to the Paying Agent and/or the relevant registrar for cancellation.

Page 15/20

Notwithstanding any other provision of the Indenture and subject to compliance with the provisions of any applicable law (including the Spanish Companies Act and the Applicable Banking Regulations), BBVA or any member of the Group may exercise such rights as BBVA or it may from time to time possess to purchase or redeem or buy back any of BBVA’s shares (including Common Shares) or any depositary or other receipts or certificates representing the same without the consent of the holders.

Substitution / Modification	If a Capital Event or a Tax Event, as applicable, occurs and is continuing, BBVA may, except if a Trigger Event occurs or shall have occurred, and except if a Capital Reduction occurs or shall have occurred (other than in respect of Preferred Securities with respect to which a duly completed Election Notice has been received during the Election Period), substitute all (but not less than all) of the Preferred Securities or modify the terms of all (but not less than all) of the Preferred Securities, without any requirement for the consent or approval of the holders or beneficial owners of the Preferred Securities, so that such Preferred Securities are substituted for, or their terms are modified to, become again, or remain Qualifying Preferred Securities, subject to (i) having given not less than 30 nor more than 90 days’ notice to holders and to the trustee (which notice shall be irrevocable and shall specify the date for substitution or, as applicable, modification), (ii) the prior consent of the Regulator, if required pursuant to Applicable Banking Regulations, and (iii) any variation in the terms of the Preferred Securities resulting from such modification or, if the Preferred Securities are substituted, any difference between the terms of the Preferred Securities and those of the Qualifying Preferred Securities for which the Preferred Securities are substituted, not being materially prejudicial to the interests of the holders of the Preferred Securities.

Payment of Additional Amounts

All payments of Distributions payable in respect of Preferred Securities by BBVA will be made free and clear of and without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Spain or any political subdivision thereof or any authority or agency therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, BBVA shall (to the extent such payment can be made out of Distributable Items of BBVA on the same basis as for payment of any Distribution) pay, in respect of any withholding or deduction imposed on payments of Distributions only (and not Liquidation Preference (and premium, if any) or other amount), such Additional Amounts will result in holders of Preferred Securities receiving such amounts as they would have received in respect of such Distributions had no such withholding or deduction been required.

This provision is subject to certain important exceptions as described in the Prospectus. The payment of any Additional Amounts in respect of the Preferred Securities pursuant to the Indenture is also subject to the same conditions and limitations as the payment of any Distribution, including the conditions and limitations described under “Distributions Discretionary” above.

Page 16/20

Additional Issuances

BBVA may, from time to time, without the consent or sanction of the holders of the Preferred Securities: (i) take any action required to issue additional Parity Securities or authorize, create and issue one or more series of Parity Securities ranking equally with the Preferred Securities, as to the participation in BBVA’s profits and/or assets, without limit as to the amount; or (ii) take any action required to authorize, create and issue one or more classes or series of shares of BBVA or securities mandatorily convertible into BBVA’s Common Shares ranking junior or senior to the Preferred Securities, as to the participation in BBVA’s profits and/or assets.

By acquiring a Preferred Security, holders and beneficial owners of Preferred Securities agree to renounce any rights of seniority or preference that may be conferred upon it (if any) under applicable Spanish law (to the extent permitted under applicable Spanish law) over any holder of such Parity Securities issued by BBVA from time to time.

The Preferred Securities do not grant the holders of the Preferred Securities pre-emption rights in respect of any possible future issues of Parity Securities or any other securities by BBVA or any of BBVA’s subsidiaries.

BBVA may, from time to time, without the consent of the holders of the Preferred Securities, issue additional Preferred Securities (“Additional Preferred Securities”) of one or more of the series issued under the Indenture having the same ranking and same Distribution Rate, redemption terms and other terms as the Preferred Securities except for the initial Accrual Date, Closing Date and first Distribution Payment Date. Any such Additional Preferred Securities, together with the Preferred Securities, will constitute a single series of Preferred Securities under the Indenture.

In addition to the above, BBVA may, from time to time, without the consent or sanction of the holders of the Preferred Securities, take any action required to authorize, create and issue one or more series of securities ranking senior or junior to the Preferred Securities, as to the participation in BBVA’s profits and/or assets, without limit as to the amount.

Enforcement Events and Remedies

There are no events of default under the Preferred Securities. In addition, under the terms of the Indenture none of the cancellation or deemed cancellation of any Distribution, a Trigger Event, a Capital Reduction or the exercise of the Spanish Bail-in Power or of any other resolution tool by the Relevant Spanish Resolution Authority, or BBVA’s failure to provide notice in respect of any of the aforementioned events, will be an Enforcement Event.

Each of the following events is an “Enforcement Event” with respect to the Preferred Securities: (i) the breach of any term, obligation or condition binding on BBVA under the Preferred Securities (other than any of BBVA’s payment obligations under or arising from the Preferred Securities, including payment of any Liquidation Preference (and premium, if any), Distributions or Additional Amounts (including upon a Capital Reduction), payment of the Redemption Price or payment of any damages awarded for breach of any obligations)) (a “Performance Obligation”); or (ii) the occurrence of any voluntary or involuntary liquidation or winding-up of BBVA (a “Liquidation Event”).

The sole remedies of the holders of the Preferred Securities and the trustee under the Preferred Securities or the Indenture upon the occurrence of an Enforcement Event shall be: (i) with respect to a breach of a Performance Obligation, to seek enforcement of the relevant Performance Obligation; and (ii) with respect to a Liquidation Event, to enforce the entitlement set forth in the Prospectus.

Page 17/20

No other remedies

Other than the limited remedies mentioned above, no remedy against BBVA shall be available to the trustee (acting on behalf of the holders) or to the holders of the Preferred Securities, whether for the recovery of amounts owing in respect of such Preferred Securities or under the Indenture, or in respect of any breach by BBVA of any of BBVA’s obligations under or in respect of the terms of such Preferred Securities or under the Indenture in relation thereto; provided, however, that BBVA’s obligations to the trustee under, and the trustee’s lien provided for in the Indenture and the trustee’s rights to have money collected applied first to pay amounts due to it under such lien shall not be limited or impaired and expressly survive any Enforcement Event and are not subject to the subordination provisions of the Indenture.

Form, Book-Entry Issuance, Settlement and Clearance	The Preferred Securities will be represented by one or more Global Preferred Securities registered in the name of a nominee for, and deposited with a custodian for, DTC. You will hold beneficial interests in the Preferred Securities through DTC and its direct and indirect participants, including the European Clearing Systems, and DTC and its direct and indirect participants will record beneficial interests on their books. Settlement of the Preferred Securities will occur through DTC in same day funds. Secondary market trading between Clearstream, Luxembourg customers and/or Euroclear Bank participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of the relevant European Clearing System and will be settled in immediately available funds. BBVA will not issue definitive Preferred Securities except as described in the Indenture.

Liquidation Preference	$200,000 per Preferred Security

Listing	BBVA will apply to list the Preferred Securities on the Global Exchange Market of Euronext Dublin and, if approved, trading is expected to commence within 30 days after the initial delivery of the Preferred Securities.

Governing Law	The Preferred Securities and the Indenture (except as set forth herein and therein) shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made or instruments entered into and, in each case, performed in said state, except that the authorization and execution by BBVA of the Indenture, the authorization, issuance and execution by BBVA of the Preferred Securities and provisions relating to the subordination and waiver of right of set-off of the Preferred Securities, and the agreement and acknowledgment with respect to the exercise of the Spanish Bail-in Power, shall be governed by and construed in accordance with the common laws of Spain as provided in the Indenture and the Preferred Securities.

Submission to Jurisdiction	Except as provided in the immediately succeeding paragraph, BBVA will submit (for the purposes of any suit or proceeding arising out of or relating to the Preferred Securities or the Indenture) to the jurisdiction of any U.S. Federal or State court in the Borough of Manhattan, The City of New York, New York, in which any such suit or proceeding is so instituted, and will waive, to the extent it may effectively do so, any objection BBVA may have now or hereafter to the laying of the venue of any such suit or proceeding.

Page 18/20

Notwithstanding anything to the contrary in the Prospectus or in the Indenture, the Spanish courts shall have exclusive jurisdiction in respect of any suit or proceeding arising out of or relating to the Preferred Securities or the Indenture arising out of, relating to or in connection with the exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority (a “Bail-in Dispute”) and accordingly each of BBVA, the trustee and each holder and beneficial owner of any Preferred Securities and each agent will submit, to the extent it may effectively do so, to the exclusive jurisdiction of the Spanish courts in relation to any Bail-in Dispute. Each of BBVA, the trustee, each holder and beneficial owner of any Preferred Securities and each agent will further irrevocably waive, to the extent it may effectively do so, any objection to the Spanish courts on the grounds that they are an inconvenient or inappropriate forum in respect of any Bail-in Dispute.

Restrictions on Offers and Sales	The Preferred Securities are complex financial instruments and are not a suitable or appropriate investment for all investors. In particular, the Preferred Securities are not intended to be sold and should not be sold to retail investors in any jurisdiction. The offer and sale of the Securities are subject to limitation as set out in the Prospectus. The Preferred Securities shall not be sold to retail clients in the EEA.

Prohibition on Acquisition of Preferred Securities by Spanish Tax Residents	The Preferred Securities must not be offered, distributed or sold in Spain or to a tax resident of Spain for purposes of Spanish tax legislation and they must not be transferred to or acquired by any such Spanish tax resident (other than BBVA or any of its Spanish affiliates or any other legal entity acting on behalf of BBVA). Any transfer of a Preferred Security to any other Spanish tax resident is not permitted and BBVA will consider such transfer null and void. Accordingly, BBVA will not recognize any other Spanish tax resident as a holder or beneficial owner of a Preferred Security for any purpose.

Conflicts of Interest	BBVA Securities Inc., which is participating in this offering as a Joint Bookrunner, is a wholly-owned subsidiary of BBVA. The offering is being conducted pursuant to FINRA Rule 5121.

Trustee and Agents	The Bank of New York Mellon, acting (except with respect to its role as Contingent Convertible Preferred Security Registrar) through its London Branch, will act as trustee, Paying and Conversion Agent, Calculation Agent, Principal Paying Agent and Contingent Convertible Preferred Security Registrar for the Preferred Securities.

Use of Proceeds	BBVA intends to use the net proceeds of the offering for general corporate purposes.

*

Any ratings obtained will reflect only the views of the respective rating agency and should not be considered a recommendation to buy, sell or hold the Preferred Securities. The ratings assigned by the rating agencies are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.

**

BBVA Securities Inc. is a wholly-owned subsidiary of BBVA. The offering is being conducted pursuant to FINRA Rule 5121. See “Underwriting (Conflicts of Interest)” in the Preliminary Prospectus Supplement.

Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Preferred Securities prior to the delivery of the Preferred Securities hereunder will be required to specify alternative settlement arrangements to prevent a failed settlement. Such purchasers should consult their own advisors.

Page 19/20

BBVA has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the Prospectus for this offering in that registration statement, and other documents BBVA has filed with the SEC for more complete information about BBVA and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Prospectus from Barclays Capital Inc., by calling +1-888-603-5847, from BBVA Securities Inc., by calling +1-212-728-1705, from BBVA, by calling +1-212-728-1705, from BofA Securities, Inc. by calling toll-free at +1-800-294-1322, from Goldman Sachs & Co. LLC by calling +1-866-471-2526, from J.P. Morgan Securities LLC by calling +1-212-834-4533, and from Morgan Stanley & Co. LLC, by calling +1-866-718-1649.

Page 20/20